================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            -----------------------

                          FIRST FINANCIAL CORPORATION
                                (Name of Issuer)

                            -----------------------

                    Common Stock, par value $2.50 per share
                         (Title of Class of Securities)

                            -----------------------

                                      None
                                 (CUSIP Number)

                            ----------------------

                                Daniel W. Small
                                Attorney at Law
                          Suite 300, 323 Union Street
                           Nashville, Tennessee 37219
                           Telephone: (615) 252-6000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 1, 1999
       (Date of Event which Requires Filing of Statement on Schedule 13D)

                            -----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [_]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

================================================================================
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                                                                          1 of 9

CUSIP No. None

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     National Commerce Bancorporation
     62-0784645

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [_]
                                                         (b) [_]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     WC

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                     [_]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee

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NUMBER OF        7.  SOLE VOTING POWER
SHARES               260,225*
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY         8.  SHARED VOTING POWER
EACH                 0
REPORTING      -----------------------------------------------------------------
PERSON WITH      9.  SOLE DISPOSITIVE POWER
                     260,225*
               -----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    260,225*

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                                                                          2 of 9

12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
        [_]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    19.5% (1)

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14. TYPE OF REPORTING PERSON

    CO

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_________

(1) Assumes a total of 1,334,488 shares outstanding, adjusted to reflect the issuance of the full amount of FFC Common Stock pursuant to the Stock Option Agreement.

* Beneficial ownership of 260,225 shares of FFC Common Stock reported hereunder is being reported solely as a result of the Stock Option Agreement described in Item 4 hereof. The option granted pursuant to such Stock Option Agreement has not yet become exercisable. National Commerce Bancorporation expressly disclaims beneficial ownership of such shares.

                                                                          3 of 9

                STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


ITEM 1.   SECURITY AND ISSUER

     This statement relates to the outstanding common stock, par value $2.50 per share (the "FFC Common Stock"), of First Financial Corporation ("FFC"). The principal executive offices of FFC are located at 1691 North Mt. Juliet Road, Mt. Juliet, Tennessee 37122.


ITEM 2.   IDENTITY AND BACKGROUND

(a), (b), (c) and (f). This statement is being filed by National Commerce Bancorporation, a Tennessee corporation having its principal executive offices at One Commerce Square, Memphis, Tennessee 38150 ("NCBC"). The principal business of NCBC is providing select financial services and consulting through a regional network of banking affiliates and a national network of non-banking affiliates. The name, resident or business address, present principal occupation for employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of NCBC are set forth in Appendix A, which is attached hereto and incorporated herein by reference. All of the directors and executive officers of NCBC are citizens of the United States.

(d). During the last five years, neither NCBC nor, to the best of NCBC's knowledge, any of its directors or executive officers listed in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). During the last five years, neither NCBC nor, to the best of NCBC's knowledge, any of its directors or executive officers listed on Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As more fully described in Item 4 hereof, FFC has granted to NCBC an option pursuant to which NCBC has the right, upon the occurrence of certain events (none of which has occurred), to purchase the number of authorized but unissued shares of FFC Common Stock, such that immediately following such purchase NCBC would own 19.5% of the then issued and outstanding shares of FFC Common Stock (approximately 260,225 shares, assuming 1,334,488 shares of FFC Common Stock are issued and outstanding), subject to adjustment in certain circumstances, and giving effect to the exercise by NCBC of the option, at a per share price in
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cash equal to two times the book value of a share of FFC Common Stock as of
March 31, 1999 (the "Option").  Certain terms of the Option are summarized in
Item 4 hereof.

     If the Option were exercisable and NCBC were to exercise the Option on the date hereof, the funds required to purchase the shares of FFC Common Stock issuable upon such exercise would be derived from working capital.


ITEM 4.   PURPOSE OF TRANSACTION

(a)-(j). NCBC is seeking to acquire the entire equity interest in FFC pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

     The Merger Agreement. NCBC and FFC have entered into an Agreement and Plan of Merger, dated as of May 1, 1999 (the "Merger Agreement"), pursuant to which FFC will merge with and into NCBC (the "Merger"), with NCBC to be the surviving corporation. At the effective time of the Merger (the "Effective Time"), each outstanding share of FFC Common Stock, other than Dissenting Shares (as defined in the Merger Agreement) will be converted into the right to receive that number of shares of common stock, $2.00 per share (the "NCBC Common Stock"), of NCBC equal to:

     (1) The quotient of (a) the Net Purchase Price (as defined below) and (b) divided by the NCBC Market Price Per Share (as defined below),

          divided by
          ----------

     (2) The sum of the number of shares of FFC Common Stock outstanding at and as of the Effective Time and the number of shares of FFC Common Stock issuable pursuant to options to purchase FFC Common Stock to the extent that such options are outstanding at and as of the Effective Time (the "Exchange Ratio").

"Net Purchase Price" means $74,250,000, which is the Gross Purchase Price of $75,000,000 less FFC's investment banker's fee of $750,000. "Market Price Per Share" means $24.25, which was the closing price per share of NCBC Common Stock on the Nasdaq National Market (as reported in the Wall Street Journal) on April 12, 1999.

     Under the terms of the Merger Agreement, if as of the closing date of the Merger the consolidated shareholders' equity of FFC, exclusive of any securities gains or losses in accordance with FAS 115, is less than $18,885,000, which was the consolidated shareholders' equity as of December 31, 1998, NCBC may terminate the Merger Agreement. If FFC effects any stock splits, reverse stock splits, stock dividends or similar changes in its respective capital accounts subsequent to the date of the Merger Agreement but prior to the Effective Time, the Exchange Ratio shall be adjusted in such a manner as the Board of Directors of NCBC shall deem in good faith to be fair and reasonable in order to give effect to such changes. Each of the

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shares of FFC Common Stock held by FFC or any of its subsidiaries or by NCBC or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no exchange or payment will be made with respect to such shares.

     Each share of FFC Common Stock held of record by a FFC Dissenting Shareholder (as defined in the Merger Agreement) shall be converted into the right to receive payment from NCBC with respect thereto in accordance with the provisions of the Tennessee Code.

     The Merger is subject to various regulatory approvals, the approval of the shareholders of FFC and the satisfaction of other terms and conditions set forth in the Merger Agreement.

     The Option Agreement. In connection with the Merger Agreement, NCBC and FFC entered into a Stock Option Agreement, dated as of May 1, 1999 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, FFC granted NCBC an option to purchase, subject to adjustments in certain circumstances, the number of authorized but unissued shares of FFC Common Stock, such that immediately following such purchase NCBC would own 19.5% of the then issued and outstanding shares of FFC Common Stock (approximately 260,225 shares, assuming 1,334,488 shares of FFC Common Stock are issued and outstanding), giving effect to the exercise by NCBC of the option (the "Option Shares"), at a price per share price in cash equal to two times the book value of a share of FFC Common Stock as of March 31, 1999.

     Subject to applicable law and NCBC's material compliance with the covenants of the Merger Agreement, NCBC may exercise the Option, in whole only, at any time, in any of the following circumstances:

     (1) FFC or its board of directors enters into an agreement or recommends to FFC shareholders an agreement (other than the Merger Agreement) under which any entity, person or group (collectively, "Person"), within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would: (a) merge or consolidate with, acquire 9.9% or more of the assets or liabilities of, or enter into any similar transaction with FFC, or (b) purchase or otherwise acquire (including by merger, reorganization, consolidation, share exchange or similar transaction) securities representing 9.9% or more of FFC's voting shares;

     (2) any Person (other than NCBC or any of its subsidiaries) acquires the beneficial ownership or the right to acquire beneficial ownership of securities which, when aggregated with other such securities owned by such Person, represents 25% or more of the voting shares of FFC (the term "beneficial ownership" for the purposes of the Merger Agreement has the meaning set forth in Section 13(d) of the Exchange Act, and the regulations promulgated under the Exchange Act);

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     (3)  after having received a fairness opinion from its financial advisor that the transaction is fair to FFC shareholders from a financial point of view, failure of the board of directors of FFC to recommend the Merger to the shareholders at the time of the calling of the special meeting of the shareholders pursuant to the Merger Agreement; or

     (4) failure of the shareholders to approve by the earliest of (a) the termination of the Merger Agreement or (b) November 30, 1999, the Merger by the required affirmative vote at a meeting of the shareholders, because a third Person (other than NCBC or a subsidiary of NCBC) announces publicly or communicates, in writing, to FFC a proposal to (i) acquire FFC (by merger, reorganization, consolidation, the purchase of 9.9% or more of its assets or liabilities, or any other similar transaction), (ii) purchase or otherwise acquire securities representing 9.9% or more of the voting shares of FFC or
          (iii) change the composition of the board or directors of FFC.

     As provided in the Option Agreement, if NCBC is entitled to and wishes to exercise the Option, it is obligated to give written notice of its intention to exercise the Option and the place and date for the closing of the exercise (which date may not be later than ten business days from the date such notice is mailed). If any law, regulation or other restriction will not permit such exercise to be consummated during this ten-day period, the date for the closing of such exercise will be within five days following the cessation of the restriction on consummation.

     Certain regulatory approvals may be required before an acquisition of FFC Common Stock pursuant to an exercise of the Option could be completed.

     Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Option Agreement or the Option created thereunder to any other person prior to the time the Option becomes exercisable.

     In the event of any change in the FFC Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the number and kind of shares or securities subject to the Option and the purchase price per share of FFC Common Stock will be appropriately adjusted. If, before the Option terminates or is exercised, FFC is acquired by another party, consolidates with or merges into another corporation or liquidates, NCBC will thereafter receive, upon exercise of the Option, the securities or properties to which a holder of the number of shares of FFC Common Stock then deliverable upon the exercise thereof would have been entitled upon such acquisition, consolidation, merger, reorganization or liquidation, and FFC must take all steps in connection with such acquisition, merger, reorganization or liquidation as may be necessary to assure that the provisions of the Option Agreement will thereafter be applicable, as nearly as reasonably may be practicable, in relation to any securities or property thereafter deliverable upon exercise of the Option.

     The Option will terminate upon the earliest of (1) the mutual agreement of NCBC and FFC; (2) the thirtieth day following the termination of the Merger Agreement for any reason

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other than a material noncompliance or default by NCBC with respect to its obligations thereunder; or (3) the date of termination of the Merger Agreement if the termination is due to a material noncompliance or default by NCBC with respect to its obligations thereunder, but only if the Option has been exercised before the termination of the Option Agreement.

     Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a). NCBC may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, NCBC may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. If the Option were exercised, the Option Shares would represent 19.5% of the then issued and outstanding FFC Common Stock (after giving effect to the issuance of such Option Shares). NCBC has no right to vote or dispose of the shares of FFC Common Stock subject to the Option unless and until such time as the Option is exercised. To the best knowledge of NCBC, none of the persons listed in Appendix A hereto beneficially owns any shares of FFC Common Stock.

(b). If NCBC were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of FFC Common Stock covered thereby.

(c).  NCBC acquired the Option in connection with the Merger Agreement.  See
Item 4 hereof. To the best knowledge of NCBC, none of the persons listed in Appendix A hereto has effected any transactions in FFC Common Stock during the past 60 days.

(d).  Not applicable.

(e).  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described in Item 4 and Item 5 hereof, neither NCBC nor, to the best of its knowledge, any of the persons listed on Appendix A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of FFC, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed herewith:

Exhibit       Description
-------       -----------

1 Plan and Agreement of Merger dated as of May 1, 1999 by and between National Commerce Bancorporation and First Financial Corporation.

2 Stock Option Agreement dated as of May 1, 1999 between National Commerce Bancorporation and First Financial Corporation.

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                                                                          9 of 9

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                National Commerce Bancorporation


                                By: /s/ Charles A. Neale
                                   -----------------------------------
                                   Charles A. Neale
                                   Vice President and General Counsel


Dated: May 13, 1999

                                   APPENDIX A

     The following individuals are executive officers or directors of NCBC. Each individual is a citizen of the United States.

Reporting                           Title of
 Person                         Reporting Person            Business  Address
---------                       ----------------            -----------------
Frank G. Barton, Jr.         Director                     Chairman of the Board
                                                          Barton Group, Inc.
                                                          5400 Poplar Avenue, Suite 101
                                                          Memphis, TN 38119

R. Grattan Brown, Jr.        Director                     Partner
                                                          Glankler Brown
                                                          One Commerce Square
                                                          Suite 1600
                                                          Memphis, TN 38103

Bruce E. Campbell, Jr.       Director                     Chairman of Executive Committee
                                                          National Commerce Bancorporation
                                                          One Commerce Square
                                                          Memphis, TN 38150

John D. Canale, III          Director                     President
                                                          D. Canale Food Services, Inc.
                                                          26 West Georgia
                                                          Memphis, TN 30103

Thomas C. Farnsworth, Jr.    Director                     Real Estate and Investments
                                                          Farnsworth Investment Co.
                                                          2175 Business Center Drive, Suite 11
                                                          Memphis, TN 38134-5621

Thomas M. Garrott            Chairman of the Board        Chairman of the Board, President and
                                                          Chief Executive Officer
                                                          National Commerce Bancorporation
                                                          One Commerce Square
                                                          Memphis, TN 38150

Lewis E. Holland             Vice Chairman                Vice Chairman, Treasurer and Chief
                                                          Financial Officer
                                                          National Commerce Bancorporation
                                                          One Commerce Square
                                                          Memphis, TN 38150

Reporting                           Title of
 Person                         Reporting Person            Business  Address
---------                       ----------------            -----------------

R. Lee Jenkins               Director                     6075 Poplar Avenue, Suite 431
                                                          Memphis, TN 38119

W. Neely Mallory, Jr.        Director                     President, The Mallory Group, Inc.
                                                          President, Memphis Compress &
                                                          Storage Co.
                                                          4294 Swinnea
                                                          Memphis, TN 38118

James E. McGehee, Jr.        Director                     President
                                                          McGehee Realty & Development Co.
                                                          5100 Poplar Avenue, Suite 1412
                                                          Memphis, TN 38137

Phillip H. McNeill, Sr.      Director                     Chairman and Chief Executive Officer
                                                          Equity Inns, Inc.
                                                          4735 Spotswood, Suite 102
                                                          Memphis, TN 38117

Harry J. Phillips, Sr.       Director                     Chairman of Executive Committee
                                                          Browning-Ferris Industries, Inc.
                                                          One Commerce Square, Suite 2750
                                                          Memphis, TN 38103

J. Bradbury Reed             Director                     Attorney at Law
                                                          Bass, Berry & Sims
                                                          2700 First American Center
                                                          Nashville, TN 37238

William R. Reed, Jr.         Vice Chairman                Vice Chairman, National Commerce
                                                          Bancorporation and Chairman of Board,
                                                          National Bank of Commerce
                                                          One Commerce Square
                                                          Memphis, TN 38150

G. Mark Thompson             Director                     President, Nashville Market Area
                                                          The Kroger Co.
                                                          2620 Elm Hill Pike
                                                          Nashville, TN 37214

Reporting                           Title of
 Person                         Reporting Person            Business  Address
---------                       ----------------            -----------------

Mackie H. Gober              Executive Vice President     National Commerce Bancorporation
                                                          One Commerce Square
                                                          Memphis, TN 38150

David T. Popwell             Executive Vice President     National Commerce Bancorporation
                                                          One Commerce Square
                                                          Memphis, TN 38150

Mark A. Wendel               Senior Vice President and    National Commerce Bancorporation
                             Chief Accounting Officer     One Commerce Square
                                                          Memphis, TN 38150

Charles A. Neale             Vice President and General   National Commerce Bancorporation
                             Counsel                      One Commerce Square
                                                          Memphis, TN 38150

Gus B. Denton                Secretary                    National Commerce Bancorporation
                                                          One Commerce Square
                                                          Memphis, TN 38150

Kathryn L. Shelton           Assistant Treasurer          National Commerce Bancorporation
                                                          One Commerce Square
                                                          Memphis, TN 38150

                                 EXHIBIT INDEX



EXHIBIT    DESCRIPTION

1 Plan and Agreement of Merger dated as of May 1, 1999 by and between National Commerce Bancorporation and First Financial Corporation.

2 Stock Option Agreement dated as of May 1, 1999 between National Commerce Bancorporation and First Financial Corporation.